Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL

CONDITION FOR THE SIX MONTHS ENDED JUNE 30, 2021 AND JUNE 30, 2020

The following discussion and analysis of the results of BOS Better Online Solutions Ltd. (sometimes referred to herein as, “BOS”, the “Company”, “we”, “us” or “our’) should be read in conjunction with our interim condensed consolidated financial statements as of and for the six months ended June 30, 2021, appearing elsewhere in this Form 6-K, our audited consolidated financial statements and other financial information as of and for the year ended December 31, 2020 appearing in our Annual Report on Form 20-F for the year ended December 31, 2020 and Item 5—”Operating and Financial Review and Prospects” of that Annual Report.

Forward-Looking Statements

Statements in this Report on Form 6-K may constitute “forward-looking statements” within the meaning of the United States Federal securities laws that are based on our beliefs and assumptions as well as information currently available to us. Such forward-looking statements may be identified by the use of the words “anticipate”, “believe”, “estimate”, “expect”, “plan”, “intend”, “should”, “predict”, “potential”, “opinion” or the negative of these terms or similar expressions. Such statements reflect our current views with respect to future events and are subject to certain risks and uncertainties. While we believe such forward-looking statements are based on reasonable assumptions, should one or more of the underlying assumptions prove incorrect, or these risks or uncertainties materialize, our actual results may differ materially from those described herein. Forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from those stated in such statements. Factors that could cause or contribute to such differences include, but are not limited to, those set forth under “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2020, as well as those discussed elsewhere in that Annual Report and in our other filings with the Securities and Exchange Commission.

Overview

BOS is a global provider of Intelligent Robotics and Supply Chain solutions for enterprises, and manages its business in three reportable divisions: the Intelligent Robotics Division, the RFID Division and the Supply Chain Division.

Results of Operation

Revenues for the six months ended June 30, 2021 were $16.56 million, compared to $14.95 million in the six months ended June 30, 2020. The increase is attributed both to the Intelligent Robotic division and to the RFID division.

Gross profit for the six months ended June 30, 2021 amounted to $3.28 million (a gross margin of 19.8%), compared to $2.56 million (a gross margin of 17.1%) for the six months ended June 30, 2020. The gross profit margin in the first six months of year 2020 was adversely affected by an inventory impairment in the amount of $671,000 related to the Intelligent Robotics division

Sales and marketing expenses for the six months ended June 30, 2021 were $1.93 million compared to $1.95 million in the six months ended June 30, 2020.

General and administrative expenses for the six months ended June 30, 2021 were $0.88 million, compared to $0.84 million in the six months ended June 30, 2020.

During the six months ended June 30, 2020, the Company recorded an impairment loss of goodwill and intangible assets related to the Intelligent Robotics division in the amount of $988,000.

Operating income in the six months ended June 30, 2021 amounted to $0.36 million, compared to an operating loss of $1.25 million in the six months ended June 30, 2020.

Financial expenses for the six months ended June 30, 2021 were $98,000, compared to $137,000 in the six months ended June 30, 2020.

Net income in the six months ended June 30, 2021 amounted to $264,000, compared to a net loss of $1.385 million in the six months ended June 30, 2020. On a per share basis, the basic and diluted net income per share in the six months ended June 30, 2021 was $0.05, compared to a $0.32 net loss per share in the six months ended June 30, 2020.

Liquidity and Capital Resources

As of June 30, 2021, we had $903,000 in long-term bank loans, and current maturities of $835,000. Cash and cash equivalents as of June 30, 2021 amounted to $1.93 million.

On January 4, 2021 the Company entered into a definitive agreement with several institutional investors for the purchase and sale of 800,000 Ordinary Shares and 720,000 Warrants to purchase Ordinary Shares at a combined purchase price of $2.50 in a registered direct offering with a total gross amount of $2 million or $1.84 million net of issuance expenses

The Company had a positive working capital of $9.3 million as of June 30, 2021, and it is the Company's opinion that the current working capital is sufficient for the Company's present requirements. Working capital requirements will vary from time-to-time and will depend on numerous factors, including but not limited to, the operating results, scope of sales, supplier and customer credit terms, and acquisition activities.

We have in-balance sheet financial instruments and off-balance sheet contingent commitments. Our in-balance sheet financial instruments consist of our assets and liabilities. As of June 30, 2021, our trade receivables' and trade payables' aging days were 109 and 86 days, respectively. The fair value of our financial instruments is similar to their book value. Our off-balance sheet contingent commitments consist of: (a) royalty commitments that are directly related to our future revenues, and (b) directors' and officers' indemnities, in excess of the proceeds received from liability insurance, which we obtain.

Cash Flows

Net cash used in operating activities in the six months ended June 30, 2021 was $498,000, compared to $285,000 in the six months ended June 30, 2020.

Net cash used in investing activities in the six months ended June 30, 2021 amounted to $246,000, which was used mainly for the purchase of vehicles. Net cash used in investing activities in the six months ended June 30, 2020 amounted to $40,000

Net cash provided by financing activities in the six months ended June 30, 2021 was $1.64 million, compared to $368,000 in the six months ended June 30, 2020.